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                                                                   EXHIBIT 12(b)

                         HAWAIIAN ELECTRIC COMPANY, INC.
          COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
           Years ended December 31, 1996, 1995, 1994, 1993 and 1992

                                                       1996         1995        1994         1993         1992
                                                       ----         ----        ----         ----         ----
                                                                        (DOLLARS IN THOUSANDS)
FIXED CHARGES
Total interest charges .........................    $ 47,451     $ 44,377     $ 37,340     $ 35,287     $ 33,011
Interest component of rentals ..................         690          672          808          970        1,070
Pretax preferred stock dividend
 requirements ..................................      10,681       11,216       11,700       10,648        9,574
                                                    --------     --------     --------     --------     --------

TOTAL FIXED CHARGES ............................    $ 58,822     $ 56,265     $ 49,848     $ 46,905     $ 43,655
                                                    ========     ========     ========     ========     ========

EARNINGS
Net income for common stock ....................    $ 81,348     $ 72,897     $ 61,645     $ 51,705     $ 49,153
Fixed charges, as shown ........................      58,822       56,265       49,848       46,905       43,655
Income taxes (see note below) ..................      55,888       50,198       43,588       36,897       23,843
Allowance for borrowed funds used
 during construction ...........................      (5,862)      (5,112)      (4,043)      (3,869)      (2,095)
                                                    --------     --------     --------     --------     --------
EARNINGS AVAILABLE FOR FIXED CHARGES
 AND PREFERRED STOCK DIVIDENDS .................    $190,196     $174,248     $151,038     $131,638     $114,556
                                                    ========     ========     ========     ========     ========

RATIO OF EARNINGS TO FIXED CHARGES
 AND PREFERRED STOCK DIVIDENDS .................        3.23         3.10         3.03         2.81         2.62
                                                    ========     ========     ========     ========     ========


NOTE:
Income taxes is comprised of the following
 Income tax expense relating to
  operating income for regulatory
  purposes .....................................    $ 56,170     $ 50,719     $ 43,820     $ 37,007     $ 26,254
 Income tax benefit relating to
  nonoperating loss ............................        (282)        (521)        (232)        (110)      (2,411)
                                                    --------     --------     --------     --------     --------

                                                    $ 55,888     $ 50,198     $ 43,588     $ 36,897     $ 23,843
                                                    ========     ========     ========     ========     ========
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